PE 9/29/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Received SEC

SEP 29 2014

Washington, DC 20549

[redacted]

14008501

NO ACT

September 29, 2014

Via Facsimile and U.S. Mail
David B. Rockwell
Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN
England

Act: 1934
Section:
Rule: 14d-11(e) + 14d-11(c)
Date Of Availability: September 29, 2014

Re: UBS AG – Holding Company Reorganization

Dear Mr. Rockwell:

We are responding to your letter dated September 29, 2014 addressed to Michele Anderson and Christina Chalk, as supplemented by telephone conversations with the staff with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence and the accompanying letter from Swiss counsel. Unless otherwise noted, all capitalized terms in this letter have the same meaning as in your letter of September 29, 2014.

On the basis of your representations and the facts presented in your September 29, 2014 letter, the United States Securities and Exchange Commission hereby grants an exemption from:

- Rule 14d-11(e) under the Exchange Act. This relief permits UBS Group to accept and pay for shares tendered in the Subsequent Offer Period in accordance with Swiss law and practice and no later than the tenth Swiss trading day after the end of the Subsequent Offer Period. In this regard, we note that the applicable settlement period in the Subsequent Offer Period will be determined by Swiss law and will require the implementation of a capital increase for UBS Group; and

- Rule 14d-11(c) under the Exchange Act. This relief permits the UBS Group to commence the Subsequent Offer Period on the time frame outlined in your letter.

Based on the representations made and the facts presented in your letter, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to:

- Section 14(d)(5) and Rule 14d-7(a)(1) under the Exchange Act. This no-action relief permits UBS Group to suspend withdrawal rights until publication of the definitive (rather than provisional) results of the Initial Offer Period during counting of tendered shares to determine whether the minimum acceptance condition has been satisfied;

- Rule 14d-11(d) under the Exchange Act. This no-action relief permits UBS Group to commence the Subsequent Offer Period after publication of the definitive (rather than provisional) results of the Initial Offer Period;

- Rule 14e-1(c) under the Exchange Act. This no-action relief permits settlement of shares tendered in the Initial Offer Period after publication of the definitive (rather than provisional) results of the Initial Offer Period, in accordance with Swiss law and practice; and

- Rule 13e-1 under the Exchange Act. This no-action relief would permit UBS to purchase its equity securities during the Exchange Offer without complying with the filing and fee requirements of Rule 13e-1 under the Exchange Act.

The foregoing exemptive and no-action relief is based solely on the representations and the facts presented in your letter of today's date and the accompanying letter from Swiss counsel of the same date and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. The no-action portion of this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation

Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Enclosures

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Securities Exchange Act of 1934
Section 14(d)(5)
Rules 13e-1, 14d-7(a), 14d-11(c)-(e) and 14e-1(c)

September 29, 2014

Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attn: Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Re: UBS AG — Holding Company Reorganization

Ladies and Gentlemen:

We are writing on behalf of UBS AG, a corporation (*Aktiengesellschaft/société anonyme*) organized under the laws of Switzerland ("UBS" and, together with its subsidiaries, the "Group"), and its wholly owned subsidiary UBS Group AG ("UBS Group") in connection with the proposed reorganization outlined below.

On May 6, 2014, UBS announced that it intends to establish a group holding company through a share-for-share exchange offer (the "May 6 Announcement").

The establishment of a group holding company is intended, along with other measures UBS has already announced, to substantially improve the resolvability of the Group in response to Swiss "too-big-to-fail" requirements and applicable requirements in other countries in which the Group operates. The proposed new structure predominantly for the purpose of improving resolvability has been the subject of extensive discussions with the Swiss Financial Market Supervisory Authority FINMA and other regulators overseeing UBS and is seen as essential to a "single point of entry" resolution strategy, which is the preferred resolution strategy of UBS and of the Swiss, U.S. and UK authorities.

In order to put in place the proposed new structure, UBS has created a wholly owned subsidiary, UBS Group, which will become the new ultimate publicly traded parent company of the Group by way of a share-for-share exchange offer (the "Exchange Offer"). The Exchange Offer is expected to involve two separate offers made on substantially similar terms and subject to the same conditions. The Exchange Offer will comprise an initial offer period (the "Initial Offer Period") and, if the Exchange Offer is successful, a subsequent offer period (the "Subsequent Offer Period"). As discussed below, UBS believes that the Exchange Offer is eligible for the tier II relief ("Tier II Relief") provided by Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As previously discussed with members of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we respectfully request on behalf of UBS that the Staff grant the following relief.

A. *Relief from Tender Offer Rules*

We request that the Staff grant exemptive relief from, or confirm that it will not recommend that the Commission take enforcement action under, the following rules under the Exchange Act:

a) Section 14(d)(5) and Rule 14d-7(a)(1), to permit UBS Group to suspend withdrawal rights during counting of the tendered UBS ordinary shares ("UBS Shares") for purposes of determining whether the minimum acceptance condition has been satisfied up until publication of definitive results of the Initial Offer Period.

b) Rule 14e-1(c), to permit settlement of UBS Shares tendered in the Initial Offer Period after publication of the definitive results of the Initial Offer Period in accordance with Swiss law and practice.

c) Rule 14d-11(d), to permit the Subsequent Offer Period to commence immediately following the announcement of the definitive results of the Initial Offer Period, as required under Swiss law and regulation, and not after publication of the provisional results.

d) Rules 14e-1(c) and 14d-11(e), to permit the settlement of UBS Shares tendered in the Subsequent Offer Period after the expiration of the Subsequent Offer Period, including, as the case may be, more than 20 U.S. business days after the date of tender, in accordance with Swiss law and practice.

e) Rule 14d-11(c), to permit UBS Group to conduct the Subsequent Offer Period if it settles the share consideration in the Initial Offer Period in accordance with Swiss law and practice.

B. *Relief from Rule 13e-1*

We request that the Staff confirm that it will not recommend that the Commission take enforcement action under Rule 13e-1 under the Exchange Act if UBS engages in purchases of UBS equity securities during the Exchange Offer without complying with the filing and fee requirements of Rule 13e-1.

We note that on July 22, 2014 the Commission, by the Division of Corporation Finance (acting pursuant to delegated authority), granted certain exemptive relief under Rule 14e-5 relating to ordinary course trading activities in UBS and UBS Group securities.

I. Background

A. UBS

UBS is a global, integrated financial services firm with businesses in private banking, asset management, investment banking and retail and commercial banking. UBS has offices worldwide and its principal executive offices are located in Zurich and Basel, Switzerland. UBS is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, and the UBS Shares are registered under Section 12(b) of the Exchange Act. UBS Shares are currently listed on the SIX Swiss Exchange ("SIX") and on the New York Stock Exchange ("NYSE"). As of June 30, 2014, UBS had 3,844,030,62 issued UBS Shares, of which 91,236,602 were treasury shares.

B. UBS Group

UBS Group is a corporation (*Aktiengesellschaft/société anonyme*) incorporated under the laws of Switzerland on June 10, 2014. UBS Group has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 shares with par value of CHF 0.10 each and has no revenue-generating business operations and no material assets or liabilities other than in connection with the Exchange Offer.

UBS Group is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and a "business combination related shell company" as defined in Rule 12b-1 under the Exchange Act and Rule 405 under the Securities Act of 1933 (the "Securities Act"). If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group.

C. The Exchange Offer

1. General

UBS expects that the Exchange Offer will consist of two separate offers to be conducted on substantially similar terms and subject to the same conditions. In Switzerland, UBS Group has this morning initiated a share exchange (the "Swiss Exchange Offer") by publishing a Swiss offer prospectus (the "Swiss Offer Prospectus"). The Swiss Exchange Offer will be made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions. In addition, UBS Group will file with the SEC a registration statement on Form F-4 (the "Registration Statement") relating to a separate share exchange offer addressed to holders of UBS Shares that are located in the United States (the "U.S. Exchange Offer").

Bär & Karrer AG, Swiss counsel to UBS and UBS Group, have advised that the equal treatment provisions of Swiss law expressly preclude exclusion of U.S. holders from the Swiss Exchange Offer because UBS has actively offered and sold its shares in the United States in the past. UBS therefore intends that U.S. holders will be permitted to participate in the Swiss Exchange Offer. The Registration Statement will disclose the risks of participating in the Swiss Exchange Offer.

Following the initial settlement date, the board of directors of UBS Group will mirror the current composition of UBS's board of directors. UBS Group Shares will be governed by Swiss law and articles of association substantially identical to UBS's current articles of association.[1] Accordingly, the Exchange Offer has been structured so that holders of UBS Shares can maintain the same proportional interests in UBS Group as those they held in UBS.

2. Conditions to the Exchange Offer

We have been advised by Swiss counsel that under Swiss tender offer rules an exchange offer cannot be subject to offer conditions over which the bidder has decisive control or which virtually cannot be realized. Completion of the Exchange Offer is expected to be made subject to the following conditions (each, a "Condition"):

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1 The articles of association of UBS Group are in all material respects identical to the articles of association of UBS, subject to four differences: (i) company name; (ii) company domicile; (iii) company purpose (to reflect the function as holding company of UBS Group); and (iv) certain share capital provisions.

a) The condition (the "Minimum Acceptance Condition") that UBS Shares that have been validly tendered and not withdrawn from the Exchange Offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the Initial Offer Period.[2]

b) The condition that the SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group Shares and the NYSE has approved the listing of the UBS Group Shares, subject to notice of issuance.

c) The condition that, to the extent required, the competent authorities, including, without limitation, FINMA, the U.S. competent authorities, the U.K. Prudential Regulatory Authority and the U.K. Financial Conduct Authority, as well as the competent regulatory authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg, shall have granted all approvals, clearances or declarations of no objection required for the Exchange Offer and the function of UBS Group as holding company of the Group and all applicable waiting periods shall have expired or been waived.

d) The condition that no court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Exchange Offer.

e) The condition that the Registration Statement relating to the UBS Group Shares has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been initiated or threatened by the Commission and not concluded or withdrawn.

If any condition is not satisfied or, where permitted, waived, the Exchange Offer will not be completed successfully. If the Exchange Offer is not consummated, the UBS Shares that have been tendered in the Exchange Offer will be returned to the

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2 As other Swiss companies having engaged in a holding company reorganization involving a share exchange offer, UBS has obtained from the Swiss Takeover Board confirmatory relief that the Minimum Acceptance Condition is valid under Swiss law. UBS expects to tender UBS Shares held in treasury into the Swiss Exchange Offer.

tendering holders. This would occur promptly following the announcement of the failure of the Exchange Offer.

In a reorganization of a Swiss company, the new holding company often has an interest to acquire at least 90% of the target's shares to be in position to initiate a squeeze-out promptly. In part because the subsequent offer period is mandatory in Switzerland (see Section I.C.4. "Subsequent Offer Period" below), based on precedent transactions, it has occurred in the past that the 90% threshold could not be reached at the expiration of the initial offer period. Therefore, UBS Group may wish to reduce the Minimum Acceptance Condition. If it does so, UBS Group will reduce the minimum acceptance condition when it releases provisional interim results of the exchange offer pursuant to Swiss law (that is, before opening of trading on the next business day following the expiration date of the initial offer period).[3] The provisional interim results will also announce the extension of the Initial Offer Period for a minimum of five U.S. business days. Withdrawal rights will survive throughout this mandatory extension period.

3. Initial Offer Period

In order to comply with applicable Swiss and U.S. tender offer rules, the Initial Offer Period will remain open for a minimum of 20 U.S. and Swiss business days. To accommodate different hours of operations of the clearing facilities involved (the SIS Settlement System and DTC), it is expected that the tender deadline for investors holding UBS shares in the SIS Settlement System (or shares in certificated form recorded on the Swiss share register) will be 10 a.m. New York time (4 p.m., Swiss time), while the tender deadline for investors holding UBS shares through DTC (or UBS shares in certificated form or in direct registration form with Computershare Inc., UBS's U.S. transfer agent) will be 5 p.m., New York time, in each case on the expiration date of the Initial Offer Period.

In practice, UBS anticipates that it is unlikely to be possible to determine whether the Minimum Acceptance Condition has been satisfied until after the end of the Initial Offer Period, as experience suggests that the bulk of the tenders can be expected to be made very close to the time when the Initial Offer Period expires (if they are made in

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3 Under Swiss tender offer rules, an amendment of the offer has to be published before opening of trading of the last day of the initial offer period. In order to follow the procedure described in paragraph b) above, UBS has obtained from the Swiss Takeover Board relief confirming that (i) a waiver of the acceptance condition does not constitute an amendment to the offer under Swiss law and (ii) the extension of the Initial Offer Period can be announced together with the provisional interim results.

the Initial Offer Period, as explained above). Swiss counsel have advised that provisional results of the Initial Offer Period (the "Provisional Results") must be published on the Swiss trading day following the expiration of the Initial Offer Period (such publication typically occurs prior to the opening of trading on SIX). Definitive results (the "Definitive Results") must be published no later than four Swiss trading days following expiration of the Initial Offer Period, unless otherwise permitted by the Swiss Takeover Board (the "TOB"). Settlement may not occur prior to publication of the Definitive Results.

If the Exchange Offer is successful, UBS Group will accept for exchange and will exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer as of the end of the Initial Offer Period. Swiss counsel have advised that, for purposes of Swiss corporate and takeover law, settlement procedures under Swiss law can in theory begin as early as the fourth Swiss trading day following expiration of the Initial Offer Period. Settlement will involve the implementation of a capital increase for UBS Group (which is expected to be completed by the fifth business day after the close of the Initial Offer Period). In accordance with Swiss practice, as permitted pursuant to Tier II Relief provided under Rule 14d-1(d)(iv), the UBS Group Shares are expected to be delivered following the capital increase, with the result that actual delivery of the new UBS Group Shares can be expected to occur on or around the eighth Swiss trading day following expiration of the Initial Offer Period, at the earliest.[4]

4. Subsequent Offer Period

If the Exchange Offer is successful, UBS Group will conduct a Subsequent Offer Period, which is mandatory under Swiss law. In order to comply with Swiss law, the Subsequent Offer Period is expected to remain open for at least 10 Swiss trading days. Subject to a favorable response from the Staff on requested relief included in this letter, the Subsequent Offer Period will commence immediately after publication of the Definitive Results.

UBS Group will accept for exchange and will exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer during the Subsequent Offer Period and deliver the UBS Group Shares no later than the tenth Swiss trading day following the expiration date of the Subsequent Offer Period and in all

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4 Swiss counsel have advised that Swiss law imposes a 10 Swiss trading day settlement deadline, but only for post-subsequent offer period settlement, as initial offer period settlements are not customary in Switzerland. UBS nonetheless expects that the settlement procedures of the Initial Offer Period will be completed within 10 Swiss trading days of the expiration thereof at the latest.

likelihood by the eighth Swiss trading day thereafter, in accordance with Swiss law and practice.

5. Withdrawal Rights

Withdrawal rights will be provided from commencement through the end of the Initial Offer Period. Pursuant to Tier II Relief provided under Rule 14d-1(d)(vii), withdrawal rights will then be suspended for the period during which UBS Shares validly tendered into and not withdrawn from the Exchange Offer in the Initial Offer Period are counted in accordance with Swiss law. UBS therefore expects that UBS Group will suspend withdrawal rights for a maximum of four Swiss trading days following the expiration of the Initial Offer Period pending publication of the Definitive Results. There will be no withdrawal rights in the Subsequent Offer Period, in accordance with U.S. tender offer rules and practice.

6. Squeeze-Out

If, in the Exchange Offer or within three months thereafter, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group will effect a squeeze-out of the holders of the less than two percent remaining UBS Shares (the "SESTA Squeeze-Out") by filing a request with the competent court in Switzerland to invalidate such shares pursuant to Article 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA"). Holders of the UBS Shares being invalidated in this process will receive UBS Group Shares on a one-for-one basis.

If, during the same period or at any time thereafter, UBS Group acquires between 90% and 98% of the total UBS Shares in issue, UBS Group will likely conduct a forward triangular squeeze-out merger (the "Squeeze-Out Merger" and, together with the SESTA Squeeze-Out, the "Squeeze-Out") pursuant to the Swiss Federal Act on Merger, De-Merger, Transformation and Transfer of Assets of October 3, 2003 (the "Merger Act"). In a Squeeze-Out Merger, UBS would merge into a subsidiary of UBS Group, with such subsidiary being the surviving entity ("MergeCo"). If a Squeeze-Out Merger occurs, remaining holders of UBS Shares will receive one UBS Group Share for each UBS Share they hold.[5]

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5 Bär & Karrer AG has advised that under Swiss law, minority shareholders subject to the squeeze-out merger could seek to claim, within two months of the publication of the Squeeze-Out Merger, that the consideration offered in the Squeeze-Out Merger is "inadequate" and petition the Swiss competent court to determine what is "adequate" consideration. This legal recourse, which does not affect the validity of the Squeeze-Out Merger, is available to shareholders in all statutory mergers under Swiss law (but it is not available in the SESTA Squeeze-Out). In its determination, the court has to take into

(*footnote continued...*)

Any Merger Squeeze-Out will be conducted pursuant to a merger agreement to be approved by the boards of directors of UBS and MergeCo. The Merger Squeeze-Out is subject to a 90% majority vote by UBS's shareholders at an extraordinary shareholders' meeting (in which UBS Group, through its minimum 90% shareholding, will alone be able to approve the merger).

D. Regulation of the Exchange Offer

1. Dual Offer Structure

To mitigate cross-border difficulties in connection with tender and settlement mechanics, UBS has determined that the dual offer structure for the Swiss Exchange Offer and the U.S. Exchange Offer, as described above, is the best method for completing the proposed offer in compliance with the Swiss and U.S. regimes. Such difficulties include, for example, differences in the binding effect of tenders and the availability of withdrawal rights under U.S. and Swiss law, which, while structured to be effectively substantially similar, will be governed by different terms in the U.S. and Swiss Exchanges Offers.

Rule 14d-10(a) under the Exchange Act would prevent UBS Group from conducting two separate offers. However, UBS Group believes it is eligible for Rule 14d-1(d)(2)(ii) relief, which allows a multiple-offer structure involving a U.S. offer made to U.S. holders and one or more foreign offers made to non-U.S. holders. In order to qualify for this exemption, the U.S. offer must be made on terms at least as favorable as those offered to any other holder of the same class of securities that is the subject of the tender offers. Additionally, U.S. holders may be included in the foreign offer(s) only where the laws of the jurisdiction governing such foreign offer(s) expressly preclude the exclusion of U.S. holders from the foreign offer(s) and where the offer materials

(*...footnote continued*)

account all relevant facts and circumstances. Contrary to typical appraisal rights under U.S. state corporate laws, the judgment of the Swiss competent court would automatically apply to the petitioner(s) and all shareholders similarly situated. According to Bär & Karrer AG, there are currently no precedents in Switzerland in which minority shareholders have petitioned the Court to grant a different form of consideration than originally offered. In the present instance, given that the transaction is a holding company reorganization, minority shareholders subject to the squeeze-out will be offered listed securities in the new ultimate parent company and the consideration to be offered in the Squeeze-Out Merger will be identical to the consideration offered in the Exchange Offer, UBS expects that such proceeding or any judicial decision ordering the payment of additional or different consideration is unlikely.

distributed to U.S. holders fully and adequately disclose the risks of participating in the foreign offer(s).

UBS intends that UBS Group will file with the Commission the Registration Statement, containing a U.S. offer to exchange/prospectus (the "U.S. Offer Document"), to register the UBS Group Shares to be issued in the U.S. Exchange Offer and any Squeeze-Out. UBS Group will conduct the U.S. Exchange Offer on terms at least as favorable as the Swiss Exchange Offer. As indicated above, Swiss counsel have advised that the equal treatment provisions of Swiss law expressly preclude exclusion of U.S. holders from the Swiss Exchange Offer because UBS has, in the past, offered and sold ordinary shares in the United States. The U.S. Offer Document will disclose the risks of participating in the Swiss Exchange Offer.

UBS, the subject company, is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. Therefore, the Exchange Offer will be eligible for the Tier II Relief if U.S. holders do not hold more than 40% of the UBS Shares sought in the offer, as calculated on the basis specified in that Rule.

Based on a look-through shareholder analysis performed by Georgeson Shareholder Communications Inc. ("Georgeson") pursuant to instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the Exchange Act, approximately 24.5% of the total UBS Shares in issue are held by holders who are resident in the United States.[6] Georgeson performed this look-through analysis to determine the ownership of UBS Shares as of April 30, 2014, a date which is less than 60 days before the May 6 Announcement. Thus, UBS believes that the Tier II Relief contemplated by Rule 14d-1(d)(1)(ii) is available.

2. Swiss Exchange Offer

The Swiss Exchange Offer will be conducted in accordance with the Swiss tender offer rules and will be subject to the supervision of the TOB.

As indicated above, UBS Group has this morning initiated the Swiss Exchange Offer by publishing the Swiss Offer Prospectus. Prior to publication, the Swiss Offer Prospectus was reviewed by an independent auditor or review body[7] charged with

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[6] It is UBS's view that this figure probably overstates the level of U.S. ownership due to the proportion of U.S. custodians holding UBS Shares.

[7] The independent auditor assumes important functions under Swiss takeover rules. Its main responsibility is to confirm to the TOB that the offer complies with Swiss takeover rules (subject to any exemption granted by the TOB). Prior to the publication of the offer, the independent auditor

(footnote continued...)

the responsibility of confirming to the TOB that the Exchange Offer complies with Swiss takeover rules (subject to any exemptions granted by the TOB).

After obtaining approval of the Swiss Offer Prospectus, UBS Group published the Swiss Offer Prospectus in German, French and English versions on its website, and is publishing an "offer notice" in at least two newspapers (at least one in German and one in French) and delivering the Swiss Offer Prospectus to at least two major financial information providers and the TOB, all as required by Swiss law. The TOB will also publish the Swiss Offer prospectus on its website. Swiss counsel have advised that since UBS has actively offered and sold its shares in the United States in the past, no restrictions may be placed on internet access from the United States to the Swiss Offer Prospectus on the websites of either UBS Group or the TOB.[8] Printed copies of the Swiss Offer Prospectus will also be made available in UBS's prospectus library and will be provided upon request.

Swiss counsel have advised that Swiss tender offer rules impose a mandatory cooling-off period of ten Swiss trading days from publication of the Swiss Offer Prospectus before the Exchange Offer may commence. This cooling-off period may be extended or shortened with TOB approval. Due to the operation of the mandatory cooling-off period, publication of the Swiss Offer Prospectus will precede commencement of the Exchange Offer and dispatch of the U.S. Offer Document to holders of UBS Shares with registered addresses in the United States by approximately two weeks.

Under applicable Swiss tender offer rules, the Initial Offer Period may not be less than 20 Swiss trading days nor more than 40 Swiss trading days.[9] One or more extensions of the Initial Offer Period are permitted, but TOB approval is required for any

(*...footnote continued*)

verifies whether the offer prospectus complies with Swiss regulation. It then verifies compliance with Swiss law and regulation and the decisions of the TOB throughout the offer period. The auditor must submit a final report to the TOB specifying the principles on which it has based its examination. The standard of review is set forth in a TOB circular by reference to the Swiss auditing standard for the review of public takeover offers. The auditor must be independent of the offeror, the offeree company and any persons acting in concert with them. The independent auditor is appointed by the offeror and must be approved by the TOB (which assesses the independence of the auditor) and is customarily a securities trader or company licensed to audit securities traders.

8 The TOB typically includes a link to the applicable company website.

9 As indicated in Section I.C.3, UBS intends that the U.S. Exchange Offer will remain open for a minimum of 20 U.S. business days.

extension of the Initial Offer Period beyond 40 Swiss trading days. Any extension of the Initial Offer Period must be announced before opening of trading on the last Swiss trading day of the Initial Offer Period at the latest.

Holders of the subject security generally do not have withdrawal rights under Swiss tender offer rules, except in limited circumstances where there is a competing offer. Nevertheless, in order to grant participants in the Swiss Exchange Offer the same withdrawal rights as participants in the U.S. Exchange Offer, UBS will extend withdrawal rights until the end of the Initial Offer Period.

Furthermore, under Swiss law the offeror may not at any time amend the terms of the offer in a manner adverse to the shareholders. Any amendment must be published no later than the start of trading on the last day of the Initial Offer Period. If, however, an amended offer is published less than ten business days before the expiration of the Initial Offer Period, the offer has to be extended so that the offer remains open for at least ten business days from such publication. This time limit can be reduced to five Swiss trading days if the report of the board of directors of the target opining on the amendment is published at the same time as the amended offer.

The Provisional Results must be published within one Swiss trading day, and the Definitive Results must be published within four Swiss trading days after the expiration of the Initial Offer Period. Swiss counsel have advised that if the Swiss Exchange Offer is declared unconditional upon announcement of the Definitive Results, UBS Group will be required to undertake a Subsequent Offer Period of at least ten Swiss trading days. Swiss law further requires that settlement of the shares tendered in the Exchange Offer take place within ten Swiss trading days of the expiration of the Subsequent Offer Period. It is customary under Swiss law to bundle shares tendered during both the Initial Offer Period and the Subsequent Offer Period together and to conduct a single settlement after the expiration of the Exchange Offer. Nevertheless, in order to grant participants in the Swiss Exchange Offer the same rights as participants in the U.S. Exchange Offer, UBS expects that UBS Group will settle the UBS Shares validly tendered during the Initial Offer Period within ten Swiss trading days of the expiration of the Initial Offer Period.

II. Relief from Tender Offer Rules

A. Rule 14(d)(5) and Rule 14d-7(a)(1)

1. Relief Requested

We respectfully request confirmation from the Staff that it will not recommend that the Commission take enforcement actions if withdrawal rights are suspended during the counting of the tendered securities for purposes of determining whether the Minimum Acceptance Condition has been satisfied as of the expiration of the Initial Offer Period until publication of the Definitive Results, rather than publication of the Provisional Results.

2. Discussion

As indicated above, Swiss tender offer practice requires (i) publication of the Provisional Results on the next Swiss trading day after the expiration date of the Initial Offer Period (such publication typically occurs before opening of trading) and (ii) publication of the Definitive Results within four Swiss trading days after the expiration date of the Initial Offer Period (unless the announcement is made later with the approval of the TOB). Pending publication of the Definitive Results, tendered securities are counted. The Commission has recognized that, whereas in the United States "[t]he manner in which securities are tendered and centralized for counting [...] typically enable[s] bidders to accept tendered securities almost immediately after the expiration of the initial offering period," the centralization and counting of tendered securities in other jurisdictions may take longer.[10] The Commission has recognized that in such situations, it becomes "more likely that back-end withdrawal rights will exist during the counting process in a cross-border tender offer, thereby complicating the counting and payment procedure."[11]

Rule 14d-1(d)(vii) allows bidders to suspend withdrawal rights at the end of the offer during the period when the tendered securities are being counted, provided that (a) the bidder has provided an offer period including withdrawal rights for a period of at least 20 U.S. business days; (b), at the time withdrawal rights are suspended, all offer conditions have been satisfied or waived, except to the extent that the bidder is in the process of determining whether a minimum acceptance condition has been satisfied; and (c) withdrawal rights are suspended only during the counting process and are reinstated immediately thereafter, except to the extent that they are terminated through the acceptance of the tendered securities. In the present case, subject to the relief requested below, UBS believes that these requirements will be met:

a) UBS intends that the Initial Offer Period, including withdrawal rights, will be open for a minimum of 20 U.S. business days; and

10 See Release 34-58597 (avail. Sept. 19, 2008), Section II.C.3.

11 *Id.*

b) At the close of the Initial Offer Period, all conditions will have been satisfied or waived, except to the extent that the counting process is pending.

We therefore respectfully request that the Staff confirm that it will not recommend the Commission to take enforcement action if UBS Group suspends the withdrawal rights until publication of the Definitive Results, rather than publication of the Provisional Results.

B. Rule 14e-1(c) — Prompt Payment

1. Relief Requested

We respectfully request confirmation from the Staff that it will not recommend that the Commission take enforcement actions if UBS Group settles the shares tendered in the Initial Offer Period after publication of the Definitive Results, rather than publication of the Provisional Results, in accordance with Swiss law and practice.

2. Discussion

Rule 14e-1(c) under the Exchange Act requires an offeror to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer. As indicated above, Swiss tender offer practice requires publication of Provisional Results on the next Swiss trading day after the expiration date of the Initial Offer Period (such publication typically occurs prior to opening of trading) and publication of the Definitive Results within four Swiss trading days after the expiration date of the Initial Offer Period. Acceptances will be published at the same time as the publication of the Definitive Results Announcement, and settlement typically only occur after such publication. In the case of the Exchange Offer, settlement will involve the implementation of a capital increase for UBS Group, and newly issued UBS Group Shares are expected to delivered on the following business day. Under Rule 14d-1(d)(2)(iv) of the Tier II Relief, payment made in accordance with foreign practice and law is deemed to satisfy Rule 14e-1(c).

Therefore, we respectfully request confirmation from the Staff that it will not recommend to the Commission to take enforcement actions if, consistent with the foregoing, UBS Group accepts for exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer upon publication of the Definitive Results, rather than publication of the Provisional Results, and delivers the UBS Group Shares on or about the eighth Swiss trading day following the expiration date of the Initial Offer Period.

C. Rule 14d-11(d) – Beginning of Subsequent Offer Period

1. Relief Requested

We respectfully request confirmation from the Staff that it will not recommend that the Commission take enforcement actions if UBS Group commences the Subsequent Offer Period after publication of the Definitive Results, and not immediately after publication of the Provisional Results.

2. Discussion

Rule 14d-11(d) requires that a Subsequent Offer Period, if any, begin no later than 9:00 a.m., Eastern time, on the next U.S. business day after the expiration date of the Initial Offer Period. Nevertheless, the Staff has recognized that offerors may be required to commence a Subsequent Offer Period on a delayed basis to comply with local law requirements. Accordingly, the Commission codified an exemption from the Rule 14d-11(d) requirement as part of the Tier II Relief. Rule 14d-1(d)(2)(v) provides that offers will satisfy the announcement and prompt payment requirements of Rule 14d-11(d) if the bidder announces the results of the tender offer, including the approximate number of securities deposited to date, and pays for securities tendered during the Initial Offer Period in accordance with the law or practice of its home jurisdiction, so long as the Subsequent Offer Period commences immediately following such announcement.

As mentioned above, Swiss law requires publication of Provisional Results on the next Swiss trading day after the expiration date of the Initial Offer Period (such publication typically occurs prior to opening of trading) and publication of the Definitive Results within four Swiss trading days after the expiration date of the Initial Offer Period. Swiss counsel have advised that a Subsequent Offer Period cannot begin before the announcement of Definitive Results, whether or not Provisional Results show that the Minimum Acceptance Condition has been met. As is customary for Swiss tender offers, UBS therefore expects that UBS Group will commence the Subsequent Offer Period after the announcement of the Definitive Results, rather than at 9:00 a.m., Eastern time, on the U.S. business day immediately following expiration of the Initial Offer Period.

We believe permitting the Subsequent Offer Period to commence after publication of the Definitive Results is in keeping with the purpose of Tier II Relief of facilitating the coordination of U.S. and local law tender offers where doing so is consistent with investor protection. We note that the Staff has granted relief in instances where an offeror has represented that, because of home jurisdiction tender offer procedures, "there [could] be no assurance that the subsequent offering period [would] commence immediately following Purchaser's announcement of the results of the tender offer".[12] We therefore respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement actions under Rule 14d-11(d) if UBS Group commences the Subsequent Offer Period only after publication of the Definitive Results.

D. Rule 14e-1(c) and Rule 14d-11(e) — Prompt Payment During the Subsequent Offer Period

1. Relief Requested

We respectfully request that the Staff grant exemptive relief from the requirements of Rule 14d-11(e) under the Exchange Act to permit UBS Group to settle the share consideration in the Subsequent Offer Period in accordance with Swiss law and practice, including, as the case may be, more than 20 U.S. business days after the date of tender.

2. Discussion

Rule 14e-1(c) requires an offeror to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer; however, it expressly provides that "this paragraph does not prohibit a bidder electing to offer a subsequent offering period under [Rule 14d-11] from paying for securities during the subsequent offering period in accordance with that section". Rule 14d-11(e) conditions an offeror's ability to conduct a subsequent offer period on a requirement that shares tendered during such subsequent offer period be immediately accepted and promptly paid for. For offers exempt under the Tier II Relief, however, Rule 14d-1(d)(2)(iv) permits offerors engaged in a subsequent offer period, where payment may not be made on a more expedited basis under home jurisdiction law or practice, to "bundle" and pay for securities tendered in the subsequent offer period within 20 U.S. business days of the date of tender.

The applicable settlement cycle in the currently contemplated Subsequent Offer Period, which will require the implementation of a capital increase for UBS Group,

---

12 See, *e.g.*, *Sierra Wireless France SAS* (avail. Jan. 5, 2009); *Gemalto, S.A.* (avail. Nov. 7, 2008); *Int'l Business Machines Corp.* (avail. Oct. 9, 2008). Each of these letters involved tender offers in France, where the subsequent offer period "customarily begins within a few days after" the relevant French takeover regulator publishes a timetable for the subsequent offer period, which publication occurs after the offeror has announced results.

is determined by Swiss law. As indicated above, UBS Group will accept for exchange and will exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer during the Subsequent Offer Period, and UBS Group will deliver the UBS Group Shares no later than the tenth Swiss trading day following the expiration date of the Subsequent Offer Period, in accordance with Swiss law and practice, and in all likelihood by the eighth Swiss trading day thereafter. In rare cases, certain shareholders could nonetheless receive consideration for their tendered UBS Shares outside of the 20 U.S. business days window permitted under Rule 14d-1(d)(2)(iv). This would occur if, for example, the Subsequent Offer Period is extended beyond 10 Swiss trading days with the TOB's permission and settlement procedures last for the entire 10-Swiss-trading-day period allotted under Swiss rules.

Under Swiss law and practice a bidder may not normally extend the mandatory subsequent offer period without prior clearance from the TOB. Typically, the bidder would have to substantiate to the TOB that an extension of the subsequent offer period (and the length of such extension) would be favorable to the remaining holders of the target securities. Given the protection afforded under Swiss law and practice, holders of UBS Shares having tendered in the Subsequent Offer Period would therefore not be exposed to an indefinite waiting period at the sole discretion of UBS Group for settlement of the UBS Shares tendered in the Subsequent Offer Period.

We therefore respectfully request that the Staff grant exemptive relief from the requirement of Rules 14d-11(e) under the Exchange Act to permit UBS Group to settle the share consideration in the Subsequent Offer Period in accordance with Swiss law and practice including in cases where, with the prior clearance of the TOB, the process takes more than 20 U.S. business days.

E. Rule 14d-11(c) — Prompt Payment in the Initial Offer Period as a Precondition to a Subsequent Offer Period

1. Relief Requested

We respectfully request that the Staff grant exemptive relief from the requirements of Rule 14d-11(c) under the Exchange Act to permit UBS Group to conduct the Subsequent Offer Period if it settles the share consideration in the Initial Offer Period in accordance with Swiss law and practice.

2. Discussion

Rule 14d-11(c) requires, as a condition to the subsequent offer period contemplated in the first paragraph of Rule 14d-11, that an offeror immediately accept and promptly pay for all securities tendered during an initial offer period.

In accordance with Swiss practice, as permitted pursuant to Tier II Relief provided under Rule 14d-1(d)(2)(iv), the UBS Group Shares are expected to be delivered following the capital increase, with the result that actual delivery of the new UBS Group Shares can be expected to occur on or about the eighth Swiss trading days of the expiration at the latest (see Section I.3 "Initial Offer Period" above).

As noted above, UBS believes that the Exchange Offer is eligible for the Tier II Relief contemplated by Rule 14d-1(d)(2)(iv),and accordingly payment in accordance with Swiss law and practice should be deemed to satisfy Rule 14e-1(c). Because Rule 14d-11(c) relates to consideration for the UBS Shares tendered in the Initial Offer Period, we believe that if the Staff were to grant the relief requested under Section II.B "Rule 14e-1(c) – Prompt Payment" above, Rule 14d-1(d)(2)(iv) of the Tier II Relief would also provide an exemption to the requirements of Rule 14d-11(c) with respect to the settlement of the UBS Shares tendered in the Initial Offer Period. Nevertheless, in the event that the expected time period for delivery of UBS Group Shares following the Initial Offer Period is considered by the Staff to be inconsistent with the Tier II Relief provided under Rule 14d-1(d)(2)(iv), we respectfully request exemptive relief from the requirements of Rule 14d-11(c) if UBS Group accepts for exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer upon publication of the Definitive Results and delivers the UBS Group Shares on or about the eighth Swiss trading day following the expiration date of the Initial Offer Period.

III. Relief from Rule 13e-1

A. Relief Requested

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement actions if UBS purchases its equity securities during the Exchange Offer without complying with the filing and fee requirements of Rule 13e-1 under the Exchange Act.

B. Discussion

Rule 13e-1 under the Exchange Act would prevent UBS from purchasing its equity securities during the Exchange Offer unless UBS first filed a statement with the SEC disclosing: (1) the title and number of securities to be purchased; (2) the names of the persons or classes of persons from whom UBS would purchase its equity securities; (3) the name of any exchange, inter-dealer quotation system or any other market on or through which UBS's equity securities would be purchased; (4) the purpose of the purchase; (5) whether UBS will retire the equity securities, hold the equity securities in its treasury or dispose of the equity securities; and (6) the source and amount of funds or other consideration to be used to make the purchase. Rule 13e-1 also requires that a fee be paid in connection with this filing.

Because of the unique context of the Exchange Offer, the policy concerns underlying Rule 13e-1 would not apply to purchases by UBS of its equity securities. In particular, we note the nature of this transactions as a corporate reorganization, through which UBS seeks principally to establish a new holding company for the UBS Group, rather than a change of control transaction. The UBS Shares will be exchanged on a fixed one-for-one basis for shares in the new holding company with no established trading market. The Staff has stated that the "purpose [of this rule] is to notify security holders that the issuer is purchasing its securities during a third-party tender offer for the securities."[13] As a global, full-service financial services company, UBS purchases its equity securities in the ordinary course of its business, and this purchasing activity is widely known and understood by holders of its equity securities and other market participants. Therefore, making the filing required by Rule 13e-1 would not serve the purpose of the rule because it would not relay any new information to UBS shareholders. Moreover, because of the nature of this transaction as a corporate reorganization that is being implemented through a fixed one-for-one share exchange, as opposed to a third party tender offer, we respectfully submit that there is no incentive for UBS to engage in any market manipulation through share repurchases during the Exchange Offer, and accordingly there would be no incremental benefit to UBS shareholders by requiring UBS to report such repurchase transactions.

Making the required filing, on the other hand, would impose significant administrative costs on UBS. UBS's purchasing activity in respect of the UBS shares is extensive and occurs in a wide variety of circumstances and across a number of UBS affiliates and business divisions, both in the within and outside the U.S. We refer you to our letter, dated July 22, 2014 (the "14e-5 Request Letter"), contained in the Staff's exemptive order dated July 22, 2014, in which exemptive relief was granted in connection with UBS's and certain of its subsidiaries and departments' engaging in certain market activities in respect of the UBS Shares and related securities. The 14e-5 Request Letter sets forth a more complete discussion of the diverse purchasing activities in respect of the UBS Shares in which UBS, its affiliates and departments routinely engage in the ordinary course of business. In light of the volume, scope and variety of such activity, as laid out in the 14e-5 Request letter, UBS believes that collecting the information required under Rule 13e-1 in respect those purchases would be exceedingly difficult.

13 *See* "SEC Proposed Rule: Regulation of Takeovers and Security Holder Communications," dated November 3, 1998.

Accordingly, and for the same reasons as underlay the Staff's grant of exemptive relief under Rule 14e-5 in respect of the same transaction in the exemptive order dated July 22, 2014, we respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement actions if UBS purchases its equity securities during the pendency of the Exchange Offer without complying with the filing and fee requirements of Rule 13e-1 under the Exchange Act.

* * * *

If you have any questions or require any additional information, please contact the undersigned at 011 (44) 20 7959 8575 or Lucas H. Carsley at 001 (44) 20 7959 8452.

Sincerely yours,

David B. Rockwell

cc: Paul Dudek, Chief
Office of International Corporate Finance
(Securities and Exchange Commission)

David Kelly
Daniel Morales
Dr. Sebastian Harsch
(UBS AG)

Rolf Watter
Dieter Dubs
Katja Roth Pellanda
(Bär & Karrer AG)

Michael Wiseman
Rebecca J. Simmons
Lucas H. Carsley
(Sullivan & Cromwell LLP)

Prof. Dr. Rolf Watter
Rechtsanwalt, LL.M.
+41 58 261 50 00
rolf.watter@baerkarrer.ch

BÄR
& KARRER

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

For the attention of:

Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Zurich, 29 September 2014
396566/112/hla/bt23983419.doc

UBS AG — Request for Exemptive Relief in Connection with Proposed Reorganization

Dear Ms. Anderson and Ms. Chalk

We are acting as Swiss counsel to UBS AG, a corporation (Aktiengesellschaft/société anonyme) organized under the laws of Switzerland ("UBS" and, together with its subsidiaries, the "Group") and its wholly owned subsidiary UBS Group AG ("UBS Group") in connection with the proposed reorganization through a share-for-share exchange offer (the "Exchange Offer"), as described in the Registration Statement on Form F-4 submitted to the U.S. Securities and Exchange Commission (the "Commission") on June 17, 2014, as most recently amended by the submission to the Commission on September 18, 2014.

In such capacity, we have reviewed the letter, dated September 29, 2014, prepared by Sullivan & Cromwell LLP on behalf of UBS and UBS Group requesting certain exemptive relief in connection with the Exchange Offer (the "Letter"). We believe that the descriptions of Swiss law, regulation and practice in the Letter are fair, complete and accurate as regards the aspect of the transactions described in the Letter for which relief has been requested therein.

The foregoing confirmation is limited to matters involving the laws of Switzerland and is not to be read as extending by implication to any other matters not referred to herein.

This letter is provided solely for the benefit of the addressee in connection with the transaction contemplated in the Letter and may not be used or relied upon by any other person or for any other purpose.

Sincerely yours,

i.V.

Prof. Dr. Rolf Watter